United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2020

COMMONWEALTH THOROUGHBREDS LLC

(Exact name of issuer as specified in its charter)

Delaware	84-2528036
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1450 North Broadway, Lexington, Kentucky 40505

(Full mailing address of principal executive offices)

(859)977-0124

(Issuer’s telephone number, including area code)

COMMONWEALTH THOROUGHBREDS LLC

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our,” “Commonwealth Thoroughbreds,” “our company,” or the “Company” refer to Commonwealth Thoroughbreds LLC, a Nevada series limited liability company.

Special Note Regarding Forward Looking Statements

The information contained in this report includes some statements that are not historical and that are considered “forward-looking statements.” Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of the Company, the Manager, each series of the Company and the Commonwealth Platform (defined below); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations). These forward-looking statements express the Manager’s expectations, hopes, beliefs, and intentions regarding the future. In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments that are difficult to predict. Neither the Company nor the Manager can guarantee future performance, or that future developments affecting the Company, the Manager or the Commonwealth Platform will be as currently anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.

All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties. These risks and uncertainties, along with others, are also described below under the heading “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Since its formation in June 2019, the Company has been engaged primarily in developing the financial, offering and other materials to begin fundraising. We are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business and planned principal operations have only recently commenced. We are in the process of launching our initial offerings through the sale of units from Series TF2019 and Series OL2018.

During the period beginning on June 12, 2019, the Company’s date of formation, through June 30, 2019, the Company had no material operations. Because there was zero financial activity during this nineteen day period, we have elected to only present and discuss results for the six-month period beginning on January 1, 2020 through June 30, 2020.

To date, the Company has acquired two Thoroughbreds from an officer of the Manager. The Timido Filly, for the benefit of Series TF2019, was acquired on August 20, 2019 in exchange for a convertible promissory note in principal amount of $7,500. Additionally, the Company acquired a 75% interest in the Orb Colt, subsequently named Biko, for the benefit of Series OL 2018, on January 16, 2020 in exchange for a convertible promissory note in the principal amount of $20,000. The Manager has also incurred expenses to set up the legal and financial framework and compliance infrastructure to enable the Company to market and sell offerings of each series of units, which have been recorded as capital contributions by the Manager. See “Note 3 – Related Party Transactions of the Notes to Financial Statements” and Exhibit 6.2 for more information regarding the convertible promissory note.

Operating Results

Revenues are generated at the series level. As of June 30, 2020, no series of the Company has generated any revenues. We do not expect the Series to generate revenue no sooner than October 2020, when Biko is expected to begin his racing career.

Operating expenses related to series assets that are incurred prior to the closing of each offering are being paid by the Manager and will not be reimbursed by the series. Each series of the Company will be responsible for its own operating expenses, such as boarding, training and racing expense and insurance, beginning on the closing date of the offering of each series. During the six months ended June 30, 2020, operating expenses related to boarding and training of the Series totaled $9,441. The Company incurred $1,642 of general and administrative expenses and recorded depreciation expense of $4,975 during the six-month period ended June 30, 2020.

Interest expense on the promissory notes issued by the Company for the benefit of Series TF2019 and Series OL2018 totaled $182 during the six months ended June 30, 2020. See “Note 3 – Related Party Transactions of the Notes to Financial Statements” for more information regarding the loans from officers of the Manager.

The Company incurred legal, accounting and compliance expenses of $61,388 during the six-month period ended June 30, 2020 to set up the legal and financial framework and compliance infrastructure for the marketing and sale of the Series and all subsequent offerings. These organizational expenses were recorded as operating expenses by the Company and as a corresponding capital contribution by the Manager. The Manager will be entitled to receive an organizational fee equal to 3.0% of the proceeds received from the initial offering of each series of units as reimbursement for organizational expenses until the manager has been reimbursed in full.

As a result of operations, the Company’s net loss for the six months ended June 30, 2020 was $77,628.

Liquidity and Capital Resources

As of June 30, 2020, the Company had $773 in cash, and no financial liabilities other than $27,500 of notes payable used to acquire Thoroughbred assets to be assigned to its Series (see Note 3 to the financial statements for further detail). From inception, the Company has financed its own business activities and those on behalf of its Series through capital contributions from the Manager or its affiliates. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as the Series have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Units in any individual Series.

Each series will repay any loans used to acquire its underlying asset, plus accrued interest, with proceeds generated from the closing of the offering of the series. No series will have any obligation to repay a loan incurred by the Company to purchase an underlying asset for another series.

Plan of Operations

As of June 30, 2020, both Series had not commenced operations, had not been capitalized and had no assets or liabilities. We intend for each Series to start operations at the time of the initial closing of its Offering. All expenses related to each Series that have been incurred to date and will be incurred until the closing are the responsibility of the Manager, and responsibility for any assets or liabilities related to each Series will not transfer to the Series until such time as a closing has occurred.

The Company plans to launch additional offerings in the next twelve months. The proceeds from any offerings closed during the next twelve months will be used to acquire additional Thoroughbred assets. We also intend to engage in racing, sales, and breeding activities, the commencement of which will depend on the stage of development and training of Thoroughbreds when they are acquired. We intend these activities will generate revenues for each series to cover, in whole or in part, the ongoing post-closing operating expenses of the series. However, a Thoroughbred racing and breeding business is subject to numerous risks, and there can be no assurance that the Thoroughbred assets of any series will produce sufficient revenue to cover its operating expenses, much less fund distributions to its unit holders. See “Cautionary Statement Regarding Forward-Looking Statements” and the “Risk Factors” section of our Offering Circular dated May 1, 2020 for the Series TF2019 Offering and the Series OL2018 Offering.

We do not anticipate any series to generate revenues from racing activities before October 2020, the earliest time when Biko would be eligible to race as a two-year old. A substantial portion of the proceeds from each Offering will be used to establish reserves to cover boarding, training, medical and other operating expenses until such time as the series would be able to generate racing revenue. For additional information regarding the payment of Operating Expenses, see “Description of the Business – Operating Expenses” in our Offering Circular dated May 1, 2020 for the Series TF2019 Offering and the Series OL2018 Offering.

Trend Information

For a description of the Thoroughbred industry, including trends that could affect the financial condition and operations of Series TF2019 and subsequent series of the Company, see the “Thoroughbred Industry” section of our Offering Circular dated May 1, 2020 for the Series TF2019 Offering and the Series OL2018 Offering.

Item 2. Other Information

On June 8, 2020, Biko arrived at Herringswell Stables to begin his formal race training under Graham Motion, who trained 2011 Kentucky Derby winner Animal Kingdom.

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

Item 3. Financial Statements

INDEX TO FINANCIAL STATEMENTS

Commonwealth Thoroughbreds LLC

Unaudited Financial Statements as of June 30, 2020 and December 31, 2019, and for the Six-Month Period Ended June 30, 2020

NOTE:

Commonwealth Thoroughbreds LLC was formed on June 12, 2019, and had no operations or financial results through June 30, 2019. Accordingly, financial statements for the nineteen-day period from June 12 through June 30, 2019 have not been included.

Commonwealth Thoroughbreds LLC

Balance Sheets

As of June 30, 2020 and December 31, 2019

	June 30, 2020	December 31, 2019
ASSETS
Current assets
Cash	773	$2,056
Prepaid offering expenses	7,645	0
Total current assets	8,418	2,056
Long-term assets
Thoroughbred assets, net of accumulated depreciation	25,889	9,364
TOTAL ASSETS	34,307	$11,420
LIABILITIES AND MEMBER'S EQUITY
Liabilities
Current liabilities
Accrued interest	234	52
Notes payable	27,500	7,500
Total liabilities	27,734	7,552
Member's Equity
Membership interest	408,551	328,218
Retained deficit	(401,978)	(324,350)
Total Member's Equity	6,573	3,868
TOTAL LIABILITIES AND MEMBER'S EQUITY	34,307	11,420

See Notes to Financial Statements (No Assurance Provided)

Commonwealth Thoroughbreds LLC

Statement of Operations

Six-month period ended June 30, 2020

Revenues	$0
Operating expenses
Racehorse management	9,441
Legal and professional services	61,388
General and administrative	1,642
Depreciation	4,975
Total operating expenses	77,446

Operating loss	(77,446)

Other expenses
Interest expense	182

Net loss	$(77,628)

Net loss per unit:
Basic	$(1,553)

Weighted average number of units outstanding:
Basic	50

See Notes to Financial Statements (No Assurance Provided)

Commonwealth Thoroughbreds LLC

Statement of Changes in Member's Equity

Six-month period ended June 30, 2020

Balance, January 1, 2020	$3,868
Member contribution	80,333
Net loss	(77,628)
Balance, June 30, 2020	$6,573

See Notes to Financial Statements (No Assurance Provided)

Commonwealth Thoroughbreds LLC

Statement of Cash Flows

Six-month period ended June 30, 2020

OPERATING ACTIVITIES
Net loss	$(77,628)
Adjustments to reconcile net loss to net cash used in operations:
Membership contributions (Note 6)	61,338
Depreciation	4,975
Increase (decrease) in cash due to changes in:
Accrued Interest	182
Net cash used in operating activities	(11,133)
INVESTING ACTIVITIES
Capital expenditures	0
Net cash used in investing activities	0
FINANCING ACTIVITIES
Offering costs	(7,645)
Member contributions	17,495
Net cash provided by financing activities	9,850
Net cash decrease for period	(1,283)
Cash at beginning of period	2,056
Cash at end of period	$773

Non cash investing and financing transactions:
Thoroughbred asset obtained through note payable	$20,000
Legal fees capitalized into thoroughbred asset	1,500

See Notes to Financial Statements (No Assurance Provided)

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-Month Period Ended June 30, 2020

NOTE 1 - NATURE OF OPERATIONS

Description of Organization and Business Operations

Commonwealth Thoroughbreds LLC (the “Company”) is a Delaware series limited liability company formed on June 12, 2019 and headquartered in Lexington, Kentucky. The Company's fiscal year ends on December 31. Commonwealth Markets Inc. is the sole owner of units of membership interest of the Company. The Company was formed to engage in the business of acquiring and managing Thoroughbred racehorses and related equine breeding and sales activities. It is expected that the Company will create several separate series of membership interests (the “Series” or “Series”), including Series TF2019 and Series OL2018, and different Thoroughbred assets will be owned by separate Series, and that the assets and liabilities of each Series will be separate in accordance with Delaware law. Investors will acquire units of membership interest (“Units”) of a Series and will be entitled to share in the return of that particular Series but will not be entitled to share in the return of any other Series.

Commonwealth Markets Inc. (the “Manager”), a Delaware corporation formed on January 10, 2019, is a technology and marketing company that operates the Commonwealth Platform and App ("the Platform"). The Manager manages the Company, the assets owned by the Company and the assets of each Series.

The Company intends to sell Units in several separate and individual Series of the Company. Investors in any Series acquire a proportional share of the assets, income and liabilities pertaining to a particular Series. The Manager has the authority to conduct the ongoing operations of each Series in accordance with the Company’s limited liability company agreement, as amended and restated from time to time (the “Operating Agreement”). Unit holders have only the limited voting and management rights provided in the Operating Agreement or required by law.

On March 11, 2020, the World Health Organization declared the coronavirus (COVID-19) outbreak to be a pandemic. COVID-19 continues to spread across the globe and is impacting worldwide economic activity and financial markets. The continued spread of the disease represents a significant risk that operations could be disrupted in the near future; however, the pandemic has had very little impact on operations due to the early stage of the Company.

The extent to which COVID-19 impacts the Company will depend on future developments, which are highly uncertain and cannot be predicted. As a result, the Company has not yet determined the impact this disruption may have on its consolidated financial statements for the year ending December 31, 2020.

Going Concern and Capital Resources

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception. The Company has a net loss of $77,628 for the six-month period ended June 30, 2020 and has member’s equity of $6,573 as of June 30, 2020. The Company lacks liquidity to satisfy obligations as they come due. All of the liabilities on the balance sheet as of June 30, 2020 are obligations to the Manager or its stockholders. All of these liabilities, other than for which the Manager does not seek reimbursement, will be covered through the proceeds of future offerings for the various Series.

Through June 30, 2020, neither the Company nor its Series have recorded any revenues generated through the utilization of underlying Thoroughbred assets. The Company does not expect to generate any revenues for Series TF2019 from its current Thoroughbred foal for the first year of operations or longer. Series TF2019 will continue to incur operating expenses including, but not limited to, boarding, insurance, transportation and training expenses on an ongoing basis. The Company expects to begin generating revenue from Series OL2018 before the end of 2020 when Biko, the two-year old colt in which Series OL2018 will acquire a 75% ownership interest from the Company, begins racing.

From inception, the Company has financed the business activities of its Series through capital contributions from the Manager or its affiliates. The Company and each Series expect to continue to have access to ample capital financing from the Manager going forward. Until such time as the Series have the capacity to generate cash flows from operations, the Manager may cover any deficits through additional capital contributions or the issuance of additional Units in any individual Series. In addition, parts of the proceeds of future offerings may be used to create reserves for future Operating Expenses for individual series at the sole discretion of the Manager.

The Company’s ability to continue depends upon management’s plan to raise additional funds, capital contributions from the Manager and the ability to achieve profitable operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-Month Period Ended June 30, 2020, continued

NOTE 1 – NATURE OF OPERATIONS, CONTINUED

Initial Offerings

The Company’s initial offerings, Series OL2018 and TF2019 are described in the Offering Circular included in the Offering Statement on Form 1-A initially filed with the SEC on October 16, 2019. Proceeds from the offerings will be used to repay the respective loans used to acquire the Thoroughbred assets (See Note 3) and pay for other offering related fees and expenses.  These will include a fee of $10,000 plus 1% of the amount raised in the offering (excluding any Units purchased by the Manager or its affiliates) payable to the clearing broker upon completion of the offering.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the period presented have been included.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near-term due to one or more future confirming events. Accordingly, the actual results could differ significantly from Company estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

Cash

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account.

Offering Expenses

Offering Expenses relate to the offering for a specific Series and consist of underwriting, legal, accounting, escrow, compliance, filing and other expenses incurred through the balance sheet date that are directly related to a proposed offering and will generally be charged to member’s equity upon the completion of the proposed offering. Offering expenses that are incurred prior to the closing of an offering for that Series are being funded by the Manager and will generally be reimbursed through the proceeds of the offering related to the Series. However, the Manager has agreed to pay and not be reimbursed for more than $15,000 of Offering Expenses incurred with respect to the Series. Should the proposed offering prove to be unsuccessful, these costs, as well as additional expenses to be incurred, will be charged to the Manager.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-Month Period Ended June 30, 2020, continued

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

In addition to the discrete Offering Expenses related to a particular series, the Manager has also incurred legal, accounting and compliance expenses of $61,388 during 2020 to set up the legal and financial framework and compliance infrastructure for the marketing and sale of the Series TF2019 Units and all subsequent offerings. The Manager will receive an Organizational Fee equal to 3.0% of the proceeds received from the offering of each series of units as reimbursement for these expenses.

As of June 30, 2020, the Manager had incurred Offering Expenses of $7,645 which have been capitalized in the accompanying balance sheets related to Series TF2019 and OL2018.

Operating Expenses

Operating Expenses related to a particular horse include stabling, training, insurance, transportation (other than the initial transportation from the horse’s location to the Manager’s boarding facility prior to the offering, which is treated as an “Acquisition Expense”, as defined below), maintenance, annual audit and legal expenses and other equine-specific expenses as detailed in the Manager’s Allocation Policy. The Company distinguishes between pre-closing and post-closing Operating Expenses. Operating Expenses are expensed as incurred.

Except as disclosed with respect to any future Series offering, expenses of this nature that are incurred prior to the closing of an offering of Series are funded by the Manager and are not reimbursed by the Company, Series or economic members. These are accounted for as capital contributions by the Manager for expenses related to the business of the Company or a Series.

Upon closing of an offering, a Series becomes responsible for these expenses and finances them either through revenues generated by a Series or available cash reserves at the Series. Should revenues or cash reserves not be sufficient to cover Operating Expenses the Manager may (a) pay such Operating Expenses and not seek reimbursement, (b) loan the amount of the Operating Expenses to the Series at a reasonable rate of interest and be entitled to reimbursement of such amount from future revenues generated by the Series (“Operating Expenses Reimbursement Obligation(s)”), and/or (c) cause additional units to be issued in order to cover such additional amounts.

As of June 30, 2020, the Manager had incurred $7,021 of pre-closing Operating Expenses related to Series TF2019, and $4,957 of pre-closing Operating Expenses related to Series OL2018. Operating expenses incurred prior to the offering’s closing will be borne by the Manager and not reimbursed.

Thoroughbred Assets

Thoroughbred assets are recorded at cost. The cost of the Thoroughbred includes the purchase price, including any deposits paid by the Manager, the Sourcing Fee, Brokerage Fee and “Acquisition Expenses”, including transportation of the asset to the Manager’s stables, pre-purchase medical examinations, pre-offering expenses, and other costs detailed in the Manager’s Allocation Policy.

The Brokerage Fee and Sourcing Fee are paid from the proceeds of any successfully closed offering. Should an offering be unsuccessful, these expenses do not occur. As of June 30, 2020, No offerings had closed, and no such fees were paid.

Acquisition Expenses related to a particular Series are initially funded by the Manager but may be reimbursed with the proceeds from an offering related to such Series, to the extent described in the applicable offering document. Acquisition Expenses are capitalized into the cost of the horse as per the table below. Should a proposed offering prove to be unsuccessful, the Company will not reimburse the Manager and these expenses will be accounted as capital contributions. At June 30, 2020, $32,100 of Acquisition Expenses were incurred, as shown in the following table.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-Months Ended June 30, 2020, continued

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Applicable Series	OL2018	TF2019
Thoroughbred asset (1)	Biko	Timido Filly
Purchase price	$20,000	7,500
Acquisition legal costs	1,500	2,500
Breeders’ Cup Nomination	0	400
Appraisal fee	0	200
Total Acquisition Expenses (capitalized)	21,500	10,600
Less accumulated depreciation	3,275	2,936
Total Thoroughbred Assets	$18,225	7,664

(1)	To be owned by the applicable Series as of the closing of the applicable offering. Currently owned by Commonwealth Thoroughbreds LLC and not by any series.

Depreciation is provided using the straight-line method based on useful lives of the asset. Thoroughbred assets are depreciated using the straight-line method over 36 months with no estimated salvage value. A horse is treated as placed in service upon its acquisition by the Company. The Company reviews the carrying value of Thoroughbred assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the use of the property, and the effects of health, demand, competition, and other economic factors.

Income Taxes

The Company intends that the separate Series will elect and qualify to be taxed as a corporation under the Internal Revenue Code. The separate Series will comply with the accounting and disclosure requirement of Accounting Standards Codification (“ASC”) Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The master series of the Company intends to be taxed as a “partnership” or a ”disregarded entity” for federal income tax purposes and will not make any election or take any action that could cause it to be separately treated as an association taxable as a corporation under Subchapter C of the Internal Revenue Code.

Earnings per Membership Unit

Upon completion of an offering, each Series intends to comply with accounting and disclosure requirement of ASC Topic 260, "Earnings per Share." For each Series, earnings per membership unit will be computed by dividing net income for that particular Series by the weighted average number of outstanding units in that particular Series during the period.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

Six-Month Period Ended June 30, 2020, continued

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

For a period of net loss, basic and diluted earnings per unit are the same as the assumed exercise of stock options and warrants and the conversion of convertible debt are anti-dilutive.

Recent Accounting Pronouncements

The Financial Accounting Standards Board issues updates to amend the authoritative literature in ASC. There have been a number of updates to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable or (iv) are not expected to have a significant impact on the financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

On January 16, 2020, the Company purchased a 75% interest in a dark bay colt born in February 2018 by Orb out of Latique by Elusive Quality (“Orb Colt”) for a purchase price of $20,000 using funds loaned by the Manager. The Company intends to offer units of a new Series OL2018 and to transfer ownership of the Orb Colt, now named Biko, to the new Series when the Series OL2018 Closing occurs. Upon closing, the Manager will be paid $10,000 plus interest in cash from the offering proceeds and will be issued 200 Series OL2018 Units at the $50 offering price per Unit in full payment of the loan. The 200 Units would represent 7.4% of the Series OL2018 Units outstanding if the maximum of 2,500 Units are sold in the Series OL2018 Offering. Upon payment of the cash and the issuance of the Units to the Manager, the 75% interest in Biko will be owned by Series OL2018 and not subject to any liens or encumbrances.

On August 20, 2019, the Company acquired the Thoroughbred asset to be assigned to Series TF2019 (“Timido Filly”) from a principal executive of the Manager in exchange for a convertible promissory note in the principal amount of $7,500, which accrues interest at a rate of 1.91% per annum. The purchase price was equal to the appraised value of the Thoroughbred provided by an independent third-party appraiser. Other key terms of the loan include (i) the requirement to repay the loan within 14 days of the Series TF2019 Offering closing and (ii) the ability for the Company to prepay the loan at any time. The promissory note initially provided that the holder could elect to convert the principal amount of the note plus accrued interest into Series TF2019 Units at the purchase price for Series TF2019 Units in this Offering. On December 10, 2019, the parties amended the promissory note to convert automatically into Series TF2019 Units upon the closing of the offering of Series TF2019 Units and no longer at the election of the holder.

The Company received an initial $5,000 capital contribution for member units in the Company from the Manager in order to pay operating expenses incurred prior to the closing of the offering of Series TF2019 Units. The Manager may cover future operating expenses of the Company through additional capital contributions or a non-interest-bearing revolving credit to the Company.

When the Company acquired the Timido Filly on August 20, 2019, the monthly boarding expenses had already been paid by the Manager. The Manager will not seek reimbursement for the prorated $116 of boarding expense.

On July 16, 2019, the Manager paid $200 to Hyperion Thoroughbred Consultants to conduct an appraisal of the Timido Filly. On November 19, 2019 the Manager paid $200 to Hyperion Thoroughbred Consultants to conduct an appraisal of Biko, who will be assigned to Series OL2018. The Manager will not seek reimbursement.

The Manager has paid a total of $495 of rent expense on behalf of the Company during 2020. The Manager will not seek reimbursement.

Additionally, professional fees of $61,388 were incurred at the Manager level to support the Company.

The Manager expects to maintain cash reserves funded from offering proceeds on behalf of each of the Company’s series to cover the series’ operating expenses.

During 2020 executives of the Manager provided services to the Company for no compensation at the Manager level or Company level. Management expects in the future these executive services will be compensated through the management fee agreement (see Note 5).

NOTE 4 – REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY

The Company distinguishes expenses and costs between those related to the purchase of a particular Thoroughbred asset and Operating Expenses related to the management of that asset.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

January 1, 2020 through June 30, 2020, continued

NOTE 4 – REVENUE, EXPENSE AND COST ALLOCATION METHODOLOGY, CONTINUED

Fees and expenses related to the purchase of an underlying Thoroughbred asset include the Offering Expenses, Acquisition Expenses, Brokerage Fee and Sourcing Fee.

Within Operating Expenses, the Company distinguishes between Operating Expenses incurred prior to the closing of an offering and those incurred after the close of an offering. Although these pre- and post- closing Operating Expenses are similar in nature and consist of expenses such as stabling, training, insurance and transportation, pre-closing Operating Expenses are borne by the Manager and may or may not be reimbursed by the Company or the economic members of the series, as outlined within that particular Series Designation. Post-closing Operating Expenses are the responsibility of each Series and may be financed through (i) revenues generated by the Series or cash reserves at the Series; (ii) contributions made by the Manager, for which the Manager does not seek reimbursement; (iii) loans by the Manager, for which the Manager may charge a reasonable rate of interest; or (iv) issuance of additional Units in a Series.

Allocation of revenues and expenses and costs will be made amongst the various Series in accordance with the Manager's allocation policy. The Manager's allocation policy requires items that are related to a specific Series be charged to that specific Series. Items not related to a specific Series will be allocated pro rata based upon the value of the underlying Thoroughbred assets or the number of Thoroughbred assets, as stated in the Manager’s allocation policy and as reasonably determined by the Manager. The Manager may amend its allocation policy in its sole discretion from time to time.

●	Revenue from racing, breeding and sales activities will be allocated to the Series owning the assets generating the revenue. No revenues have been generated to date.

●

Organizational Expenses incurred by the Manager to set up the legal and financial framework and compliance infrastructure for the marketing and sale of offerings of each series of units will be reimbursed through an Organization fee equal to 3.0% of the offering proceeds received from the offering of each series of units. The Manager has incurred $61,388in Organizational Expenses to date.

●	Offering Expenses are funded by the Manager and generally reimbursed through the Series proceeds upon the closing of an offering. The Manager has incurred $7,645 in Offering Expenses to date.

●

Acquisition Expenses are funded by the Manager and reimbursed from the Series proceeds upon the closing of an offering. The Manager had incurred $32,100 in Acquisition Expenses at June 30, 2020, including the $7,500 purchase price of the Series TF2019 Timido Filly paid through the issuance of a promissory note in the principal amount of $7,500 to a principal executive of the Manager, and the $20,000 purchase price of Series OL2018 paid through the issuance of a promissory note in the principal amount of $20,000 to the Manager (see Note 3).

●

The Sourcing Fee is paid to the Manager from the Series proceeds upon the close of an offering. The Manager expects to receive a Sourcing Fee of $750 at the time of the closing for the offering for Series TF2019 and a Sourcing Fee of $2,000 at the time of the closing for the offering of Series OL2018.

●	The Brokerage Fee is paid to the broker of record from the Series proceeds upon the closing of an offering.

●	Operating Expenses (as described in Note 2), which include equine-specific expenses related to a particular horse such as stabling, training, insurance and transportation, are expensed as incurred:

o

Pre-closing Operating Expenses are borne by the Manager and accounted for as capital contributions from the Manager to the Company and are not reimbursed. At June 30, 2020, $12,077 of pre-closing Operating Expenses were incurred from inception.

o	Post-closing Operating Expenses are the responsibility of each individual Series. At June 30, 2020, No closings had occurred.

Commonwealth Thoroughbreds LLC

Notes to Financial Statements

January 1, 2020 through June 30, 2020, continued

NOTE 5 - DISTRIBUTIONS AND MANAGEMENT FEES

As compensation for the services provided by the Manager under the Management Services Agreement, the Manager will be paid a semi-annual fee equal to:

●	10% of any Free Cash Flow (as defined below) generated by the Series, until such time as Investors have received a return of their invested capital;

●	20% of any Free Cash Flow generated by the Series from racing activities thereafter; and

●	30% of any Free Cash Flow generated by the Series from breeding activities and sales of Series Assets after the Investors have received a return of their invested capital.

The Management Fee will only become due and payable at the time there is a distribution of Free Cash Flow to Unit Holders of the Series. For tax and accounting purposes the Management Fee will be accounted for as an expense on the books of the Series.

“Free Cash Flow” is defined as the net income (as determined under GAAP) generated by any Series plus any change in net working capital and depreciation and amortization (and any other non-cash Operating Expenses) and less any capital expenditures related to the relevant Series.

As of June 30, 2020, no distributions or management fees had been paid by the Company or in respect of any Series.

NOTE 6 - MEMBER CONTRIBUTIONS

Member contributions primarily reflect the assumption of payables that support the Company’s operating results.  Constructive payments made by the member on behalf of the Company have been included in the statement of cash flows as financing activities.  The Company has treated the other member contributions as noncash activity to better reflect the actual cash movement that benefited the Company. The member contributions during the period from January 1, 2020 to June 30, 2020 were as follows:

Financing cash contributions	$17,495	(a)
Non-cash investing transaction for amount incurred by member	1,500	(b)
Other operating expenses incurred by the member	61,338	(c)
Total	$80,333

(a)	Included in statement of cash flows.
(b)	Disclosed as noncash investing transactions.
(c)	Added back in operating section of the statement of cash flows to arrive at net cash used in operating activities.

NOTE 7 – SUBSEQUENT EVENTS

Management has evaluated subsequent events from June 30, 2020 through September 30, 2020, the date the financial statements were available to be issued. Based on this evaluation, other than the disclosure below, No additional material events were identified which require adjustment or disclosure in the financial statements.

Item 4. Exhibits

Exhibit 2.1	Certificate of Formation (1)
Exhibit 2.2	Amended and Restated Limited Liability Company Agreement (1)
Exhibit 3.1	Series Designation for Series TF2019 (1)
Exhibit 3.2	Series Designation for Series OL2018 (1)
Exhibit 3.3	Series Designation for Series A1 (2)
Exhibit 4.1	Form of Subscription Agreement (4)
Exhibit 6.1	Form of Management Services Agreement (1)
Exhibit 6.2	Amended and Restated Convertible Promissory Note and Security Agreement for Timido Filly (1)
Exhibit 6.3	Convertible Promissory Note and Security Agreement for Biko (1)
Exhibit 6.4	Instrument of Transfer for Timido Filly (1)
Exhibit 6.5	Purchase and Sale and Co-Ownership Agreement and Bill of Sale for Biko (1)
Exhibit 6.6	Broker Dealer Services Agreement with North Capital Private Securities Corporation (1)
Exhibit 6.7	Amendment to Broker Dealer Services Agreement with North Capital Private Securities Corporation dated February 27, 2020 (3)
Exhibit 6.8	Amendment to Broker Dealer Services Agreement with North Capital Private Securities Corporation dated March 30, 2020 (4)
Exhibit 8.1	Form of Escrow Agreement with North Capital Private Securities Corporation (1)
Exhibit 16	The “Risk Factors,” “Description of the Business,” and “Thoroughbred Industry” sections of the Company’s Offering Circular dated May 1, 2020 are incorporated by reference.

(1) Incorporated by reference from Form 1-A dated December 13, 2019.

(2) Incorporated by reference from Amendment No. 1 to Form 1-A dated January 7, 2020.

(3) Incorporated by reference from Amendment No. 2 to Form 1-A dated March 3, 2020.

(4) Incorporated by reference from Post-Qualification Amendment No. 1 to Form 1-A dated April 8, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 30, 2020	COMMONWEALTH THOROUGHBREDS LLC

By: Commonwealth Markets Inc., its Manager

By: /s/ Brian Doxtator
Name: Brian Doxtator
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Brian Doxtator	Chief Executive and Chief Financial Officer of Commonwealth Markets Inc.	September 30, 2020
Name: Brian Doxtator	(Principal Executive Officer and Principal Financial Officer)

/s/ Chase Chamberlin	Chief Marketing Officer; Head of Equine Operations of	September 30, 2020
Name: Chase Chamberlin	Commonwealth Markets Inc.

COMMONWEALTH MARKETS INC.	Manager	September 30, 2020

By: /s/ Brian Doxtator
Name: Brian Doxtator
Title: Chief Executive and Chief Financial Officer